UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Agentix Corp.
(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

00848A103

(CUSIP Number)

Thomas E. Puzzo, Esq.

Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Tel: (206) 522-2256

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 00848A103	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Michael Winterhalter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.004%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D is being filed to supplement and amend the Schedule 13D filed with the Securities and Exchange Commission   ("SEC") on April 8, 2015 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on May 26, 2020, with respect to beneficial ownership of the shares of common stock, par value $0.001 per share, of Agentix Corp., a Nevada corporation (the “Issuer”).

This Amendment No. 2 amends Item 5 as set forth below. The filing of this Amendment No. 2 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for Michael Winterhalter.

All references to issued and outstanding shares of common stock of the Issuer herein reflect a 1-for-1,000 reverse split of the Issuer’s issued and outstanding shares of common stock on July 3, 2019.

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Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Mr. Winterhalter beneficially owned, in the aggregate, 150,000 shares of common stock, representing approximately 0.004% of the Issuer’s outstanding shares of common stock, based on 34,489,605 shares of common stock issued and outstanding as of September 17, 2020  according to  Amendment No. 2 to Registration Statement on Form S-1 of the Issuer filed with the Securities and Exchange Commission on September 17, 2020.

As disclosed in the Original Schedule 13D, Mr. Winterhalter beneficially owned, in the aggregate, 4,000 shares of common stock, representing approximately 67.49% of the Issuer’s outstanding shares of common stock, based on 5,927 shares of common stock issued and outstanding as of February 27, 2015, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on February 27, 2015.

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On March 10, 2016, Mr. Winterhalter gifted an aggregate of 90 shares of common stock of the Issuer.

On April 14, 2016, Mr. Winterhalter acquired 5 shares of common stock of the Issuer as a bonus for acting as an officer and director of the Issuer.

On April 27, 2018, Mr. Winterhalter acquired 14,533 share of common stock of the Issuer pursuant to a conversion of $89,000 of debt of the Issuer held by Mr. Winterhalter.

On May 15, 2018, the Issuer issued Mr. Winterhalter 20 shares of common stock of the Issuer pursuant to the issuance on April 27, 2020, where the number of shares issued was 20 shares fewer than should have been issued pursuant to a clerical error.

On November 22, 2019, Mr. Winterhalter sold 10 shares of common stock of the Issuer at a purchase price of $20,440 per share.

On March 29, 2020, the Company issued 150,000 shares of common stock to Mr. Winterhalter as compensation for Mr. Winterhalter providing book keeping, record keeping and accounting services to the Company from June 10, 2019 to March 27, 2020.

(b) Mr. Winterhalter directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. Winterhalter has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for Mr. Winterhalter, no person is known by Mr. Winterhalter to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Winterhalter.

(e) Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 22, 2020	By:	/s/ Michael Winterhalter
Michael Winterhalter

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